

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

July 3, 2006

Mr. Stephen J. Crowe
Vice President and Chief Financial Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, California 94583

      **Re:**    **Chevron Corporation**
             **Form 10-K for the Fiscal Year Ended December 31, 2005**
             **Filed March 1, 2006**
             **File No. 001-00368**

Dear Mr. Crowe:

      We have completed our review of your 2005 Form 10-K, and do not, at this time, have any further comments.

                       Sincerely,

                       Karl Hiller
                       Branch Chief